================================================================================

                                   FORM 11-K


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the fiscal year ended December 31, 1999

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the transition period from    to



                          Commission File No. 1-12905



           EEX CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
                             (Full Title of Plan)



                                EEX CORPORATION
            (Name of Issuer of Securities Held Pursuant to the Plan)

             2500 CityWest Blvd., Suite 1400, Houston, Texas 77042 (Address of Plan and Principal Executive Office of Issuer)

================================================================================

           EEX CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

                          AND SUPPLEMENTAL SCHEDULES


                                                                              Page No.
                                                                              --------
Independent Auditors' Report................................................         1

Financial Statements:

   Statements of Net Assets Available for Benefits..........................         2
   Statement of Changes in Net Assets Available for Benefits................         3
   Notes to Financial Statements............................................       4-8

Supplemental Schedules:

   Schedule H, Line 4(i) - Schedule of Assets Held for Investment Purposes
      at End of Year as of December 31, 1999................................        10
   Schedule G, Part III - Schedule of Nonexempt Transactions................        11

Exhibit 23 - Consent of Independent Auditors................................        13

                         INDEPENDENT AUDITORS' REPORT

EEX Corporation Employee Stock Purchase and Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of the EEX Corporation Employee Stock Purchase and Savings Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999 and the schedule of nonexempt transactions for the year ended December 31, 1999 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                    ERNST & YOUNG LLP


May 26, 2000
Houston, Texas

           EEX CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                             December 31
                                                              ---------------------------------------
                                                                    1999                     1998
                                                              -------------             -------------
                              ASSETS
                              ------

Investments (Note 3)..................................          $11,422,374               $11,429,652

Employee Contributions Receivable.....................                   --                    81,257
Employer Contributions Receivable.....................                   --                    16,414
Loan Payments Withheld................................                   --                     3,689
Accrued Investment Income.............................                   --                     7,363
                                                              -------------             -------------
       Total Assets...................................           11,422,374                11,538,375

                          LIABILITIES
                          -----------

Accrued Expenses......................................                  898                       406
                                                              -------------             -------------
NET ASSETS AVAILABLE FOR BENEFITS.....................          $11,421,476               $11,537,969
                                                              =============             =============


                See accompanying Notes to Financial Statements.

            EEX CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          YEAR ENDED DECEMBER 31, 1999

Additions:
   Interest and dividend income...............................     $   794,268
   Net depreciation in fair value
      of investments (Note 3)....................................      (62,712)

Contributions:
   Employee...................................................         968,033
   Employer...................................................         207,567
Rollovers from participants'
   previous plans.............................................             692
                                                                 -------------
                                                                     1,907,848
Deductions:
   Distributions to plan participants.........................      (2,020,681)
   Administrative expenses....................................          (3,660)
                                                                 -------------
Net decrease...............................................           (116,493)

Net assets available for benefits:
   Beginning of year..........................................      11,537,969
                                                                 -------------
   End of year................................................     $11,421,476
                                                                 =============

                See accompanying Notes to Financial Statements.

           EEX CORPORATION  EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


1.   PLAN DESCRIPTION

     The Plan is a combination profit sharing and employee stock ownership plan under Sections 401 (a), 401 (k), 401 (m) and 4975 (e) (7) of the Internal Revenue Code ("Code"). The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     The following description is provided for general information only. Participants should refer to the Plan document for more complete information.

     General - The Plan is a defined contribution combination employee stock
     -------
     ownership and profit sharing plan established by EEX Corporation and its participating subsidiary companies ("EEX" or "the Corporation") to encourage and assist employees in establishing an individual savings and investment program. All employees of EEX and its participating subsidiaries are eligible to participate in the Plan. Participation is voluntary.

     A committee appointed by the EEX Board of Directors is responsible for the general administration, management and operation of the Plan ("plan committee"). Chase Bank of Texas, ("the Trustee"), a federally chartered bank, has served as trustee since September 1, 1997 and manages the assets of the Plan.

     Participants' Contributions - Under the Plan, a participant may invest
     ---------------------------
     pre-tax and/or after-tax dollars through payroll deductions each pay period in increments of 1 percent up to a maximum of 16 percent of regular monthly salary or wages. The Omnibus Budget Reconciliation Act of 1993 placed an annual limitation of $160,000 for 1999 on all pay, which can be used in computing benefits for participants under the Plan. The maximum contribution for certain highly compensated participants is subject to further reduction pursuant to limitations under the Internal Revenue Code.

     Eligible employees can rollover to the Plan any distributions received from other qualified retirement plans. Individual Retirement Account ("IRA") distributions are not eligible for rollover into the Plan.

           EEX CORPORATION  EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS--(Continued)


     Each participant is entitled to direct the allocation of his or her contributions among the common stock of EEX or six mutual fund investment options: the Fidelity Puritan Fund, the Fidelity Magellan Fund, the Fidelity Equity Income Fund and the Fidelity Spartan U.S. Equity Index Fund, all of which invest in equity securities; the Fidelity U.S. Bond Index Fund, which invests in fixed income bond securities; and the Fidelity Retirement Government Money Market Portfolio, which invests in short-term U.S. government securities. A participant can change investment elections for future contributions and can transfer (or exchange) any existing mutual fund balances among the offered investment elections at any time, in accordance with the Plan guidelines.

     Employer's Matching Contributions ("company matching") - The maximum
     ---------------------------------
     participant contribution eligible for company matching ranges from 3% to 6% of the participant's eligible compensation, depending on length of service. Company matching contributions as a percentage of participant contributions are at a rate of 50% or 60% depending on length of service. Employees are 100% vested in the matching contributions. All company matching contributions are invested in EEX common stock and are non-participant directed.

     Participant Loans - Participants may borrow up to 50% of the fair value of
     -----------------
     their pre-tax employee contribution account or rollover account; however, the loan cannot exceed the lesser of $50,000 or one-half of the account from which the loan is made less the maximum outstanding loan balance in the previous one-year period. The interest rate on the loan is equal to the prime interest rate of the Trustee that is in effect on the date the loan is made plus one (1) percentage point. The interest rate on loans outstanding at the end of the year ranged from 8.75% to 9.5%. Loans are funded by withdrawals from the individual's investment accounts as determined by the plan committee. The maximum term of a loan cannot exceed 5 years or, if earlier, severance from service.

     Withdrawal from the Plan - Withdrawals from the Plan are governed by
     ------------------------
     applicable IRS regulations and provisions of ERISA. Penalties may apply in certain instances.

     A participant who terminates employment and has an account balance of more than $5,000 can retain the funds in the Plan or withdraw them at any time. Participants that terminate with balances of less than $5,000 are required to receive a distribution after termination. To avoid taxation, the taxable portion of any withdrawal made upon termination can be rolled into an IRA or a qualified retirement plan sponsored by another employer.

     The Internal Revenue Service ("IRS") has established rules governing distributions from the Plan after the participant has attained 70 1/2 years of age.

           EEX CORPORATION  EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS--(Continued)


     Termination of Plan - The Board of Directors of the Corporation has the
     -------------------
     right under the Plan to amend or modify the Plan at any time and may terminate the Plan in its entirety, subject to the provisions of ERISA. Participants are 100% vested in their accounts at all times.

     Expenses - All charges and expenses incurred in the administration of the
     --------
     Plan and fees and expenses of the Trustee are paid by the Corporation. Record keeping fees are deducted from participants' accounts.

2.   SUMMARY OF ACCOUNTING POLICIES

     Basis of Accounting - The financial statements of the Plan are prepared
     -------------------
     under the accrual method of accounting.

     Use of Estimates - The preparation of financial statements in conformity
     ----------------
     with accounting principles generally accepted in the United States requires the use of significant estimates and assumptions by management; actual results could differ from those estimates.

     Investment Valuation and Income Recognition - The Plan's investments are
     -------------------------------------------
     stated at fair value. Investments in common stock of EEX and TXU are valued at their quoted market value. Investments in Fidelity mutual funds are valued at quoted net asset value of the respective funds reflecting the closing sales price of the underlying securities. Participant loans are stated at cost, which approximates fair value. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Reclassification - Certain prior year amounts have been reclassified to
     ----------------
     conform to the current year presentation.

     Benefits Payable - Benefits are recorded when paid.
     ----------------

           EEX CORPORATION  EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS--(Continued)


3.   INVESTMENTS

     Individual investments that represent 5% or more of the plan's net assets are as follows:

                                                                               December 31
                                                                  -----------------------------------
                                                                        1999                 1998
                                                                  ----------------    ---------------
     EEX Corporation Common Stock                                   $  443,868             $  615,061
     Texas Utilities Company Common Stock                              657,642              1,052,056
     Fidelity Magellan Fund                                          4,038,830              3,580,745
     Fidelity Puritan Fund                                           2,602,748              2,955,351
     Fidelity Equity Income Fund                                       891,230                909,725
     Fidelity Spartan U.S. Equity Index Fund                         1,247,736              1,111,148
     Fidelity Retirement Government Money Market Portfolio             909,441                581,524

     During 1999, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

                         Common stock                               $(538,978)
                         Mutual funds                                 476,266
                                                                    ---------
                                                                    $ (62,712)
                                                                    =========

           EEX CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS--(Continued)


4.   NONPARTICIPANT-DIRECTED INVESTMENTS

     Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments is as follows:

                                                                            December 31
                                                             ------------------------------------------
                                                                    1999                    1998
                                                             -----------------       ------------------
     Net assets:

        EEX Corporation Common Stock                                  $169,075                 $127,331
        Employer Contribution Receivable                                    --                   16,414
                                                             -----------------       ------------------
                                                                      $169,075                 $143,745
                                                             =================       ==================

                                                                              Year Ended
                                                                          December 31, 1999
                                                                      -------------------------
     Changes in net assets:
        Employer contributions                                                $ 207,567
        Interest and dividends                                                      497
        Net depreciation in fair value of investments                          (148,518)
        Benefits paid to participants                                           (34,301)
        Interfund transfers                                                          85
                                                                      -------------------------
     Net increase                                                                25,330
     Net assets at:
        Beginning of year                                                       143,745
                                                                      -------------------------
        End of year                                                           $ 169,075
                                                                      =========================

5.   TAX STATUS OF THE PLAN

     The Plan has received a determination letter dated February 10, 1999 stating that the Plan meets the requirements of Section 401(a) of the Code. EEX believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the Code.

                            SUPPLEMENTAL SCHEDULES

           EEX CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN SCHEDULE H, LINE 4(i)-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                AT END OF YEAR
                       EIN:  75-2421863        PN:  002


                               December 31, 1999

  (a)                    (b)                                    (c)                           (d)                      (e)
               Description or Identity                     Description of                     Cost                   Current
                      of Issuer                              Investment                                               Value
---------------------------------------------------------------------------------------------------------------------------------
   *     EEX Corporation                           151,104 shares, par value of
         Common Stock                              $0.01 per share                        $1,741,871                 $   443,868

         Texas Utilities Company                   18,493 shares, par value of
         Common Stock                              $1.00 per share                            **                         657,642

         Fidelity Mutual Funds:

                    Fund                             Number of Shares
       -------------------------------   ---------------------------------------
         Magellan                                         29,560.345                          **                       4,038,830

         Puritan                                         136,770.732                          **                       2,602,748

         Equity Income                                    16,664.715                          **                         891,230

         Spartan U.S. Equity Index                        23,953.461                          **                       1,247,736

         U.S. Bond Index                                  49,535.951                          **                         504,771

         Retirement Government                           909,440.920                          **                         909,441
         Money Market Portfolio

   *     Loans to Participants                     Interest Rate
                                                   Ranges from 8.75% to 9.5%
                                                   (Based on prime rate on date
                                                   of loan)                                   **                         126,108
                                                                                                             -------------------

                                                   Total                                                             $11,422,374
                                                                                                              ===================

*   Party-In-Interest.
**  Participant-directed amounts are not required to be disclosed.

           EEX CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
          SCHEDULE G, PART III - SCHEDULE OF NONEXEMPT TRANSACTIONS
                        EIN:  75-2421863      PN:  002

                         YEAR ENDED DECEMBER 31, 1999

                            Relationship to Plan,                                                       Current
      Identity of            Employer, or other                                            Cost of      Value of
     Party Involved           Party-In-Interest        Description of Transaction          Asset*       Asset      Net Gain**
-----------------------     ---------------------    ------------------------------        --------    ---------   ----------
EEX Corporation             Employer                 Failure to timely remit salary         $41,460     $44,227     $2,767
                                                     deferral contributions for the
                                                     period of December 15, 1998

*   Represents the employee contributions which were not remitted timely.
** Represents interest for the use of the amount involved. In October 1999, the Company filed Form 5330 and paid the required excise taxes to the Internal Revenue Service in connection with this transaction.

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                            EEX CORPORATION
                            EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN



Date:  June 22, 2000        By:    /s/ Carol W. Barnes
                                ------------------------------------------------
                                Carol W. Barnes, Member
                                EEX Corporation
                                Employee Stock Purchase and Savings Plan
                                 Committee